VIA EDGAR

August 24, 2011

Amit Pande

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jacksonville Bancorp, Inc.

Form 10-K for the year ended December 31, 2010 filed March 31, 2011

Form 10-Q for the quarter ended March 31, 2011 filed May 16, 2011

File No. 000-30248

Dear Mr. Pande:

Jacksonville Bancorp, Inc. (the “Company”) received the Staff’s letter dated August 10, 2011, which provides comments on the above-referenced filings, and hereby provides responses to the Staff’s comments below. For your convenience, the Staff’s comments are repeated below and are followed by the Company’s responses.

Please note that all dollars are reported in thousands.

December 31, 2010 Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	Please revise future filings to discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with your peers. Also discuss how you classify these loans as non-accrual, impaired, loans greater than 90 days and accruing, and TDRs subsequent to the acquisition. For example, discuss if these loans are considered impaired and/or on non-accrual status and the reasons for your determination.

Response: The table below discloses total loans for specific credit metrics, total loans acquired in the acquisition of Atlantic BancGroup, Inc. (“ABI”), loans acquired with deteriorated credit quality and the percent of loans acquired with deteriorated credit quality to total loans for that credit metric. We would like to note that the amounts in the second column represent total loans acquired in the acquisition from ABI and was disclosed in Note 4 of our 2010 Form 10-K. In future filings, we will include this information in Management’s Discussion and Analysis as well. Loans acquired with deteriorated credit quality negatively impacted the Company’s main credit metrics as follows:

	Period ending December 31, 2010
	Total	TLAFABI	LAWDCQ	% of Total

Nonaccrual	$35,017	$5,540	$5,328	15.2%

Past Due	$40,448	$6,535	$5,164	12.8%

Special Mention	$90,716	$35,550	$34,090	37.6%

Substandard	$64,659	$14,324	$13,874	21.5%

Doubtful	$325	$325	$320	98.5%

TLAFABI = Total loans acquired from ABI
LAWDCQ = Loans Acquired with Deteriorated Credit Quality

The credit metrics most heavily impacted by the Company’s acquisition of loans with deteriorated credit quality in our acquisition of ABI were our credit quality indicators: Special Mention, Substandard and Doubtful. As the acquisition of ABI closed in the fourth quarter of 2010 and it was the first quarter that the Company reported loans acquired with deteriorated credit quality, comparability between peers is not deemed applicable. However, we will revise future filings to reflect this information on a comparable basis.

Regarding classification of these loans as loans greater than 90 days and accruing, the same criteria used for all other loans apply to loans acquired with deteriorated credit quality. Loans acquired with deteriorated credit quality will be placed on non-accrual status if the amount and timing of future cash flows cannot be reasonably estimated or if the repayment of the loan is expected to be from collateral that has become deficient.

As part of our allowance for loan loss policy, if events occur within the measurement period (i.e., 12 months) that cause a deterioration of the loan that is more than the deterioration estimated at acquisition, we evaluate whether the events and circumstances that existed as of the acquisition date are due to new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in recognition of additional deterioration. If so, the additional deterioration is recorded as additional carrying discount with a corresponding increase to goodwill. If not, the additional deterioration is recorded as additional provision expense with a corresponding increase to the allowance for loan losses. After the measurement period, any additional impairment above the current carrying discount is recorded as additional provision expense with a corresponding increase to the allowance for loan losses. The Company indicated in Note 2 of our 2010 Form 10-K that the fair values were preliminary and subject to refinement for up to one year after the closing date of the merger as new information relative to the closing date fair values became available.

For loans acquired with deteriorated credit quality that were deemed TDRs prior to the Company’s acquisition of them, these loans are not considered TDRs as they are accounted for under ASC 310-30. Subsequent to the acquisition, the same criteria used for all other loans apply to loans acquired with deteriorated credit quality and treatment as a TDR. As of December 31, 2010, there were no loans acquired with deteriorated credit quality considered impaired (i.e., additional deterioration identified above the initial estimated deterioration), greater than 90 days past due and accruing nor were there any TDRs. There were, however, loans acquired with deteriorated credit quality on non-accrual as the amount and timing of future cash flows could not be reasonably estimated or the repayment of the loan was expected from the collateral.

We will revise future filings to reflect this information.

2.	Please revise future filings to clearly state if loans acquired with deteriorated credit quality are included in your various disclosures of credit quality (non-accrual, impaired, nonperforming, classified loans, etc.) in your MD&A and in your financial statements. If they are included and are significant, please quantify the amount.

Response: Please see the response to number one above as it addresses this question as well.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page F-6

3.	Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also address the following:

a.	You disclose that loans in the consumer and other portfolio segment are charged-off once they are 90 days delinquent. Please disclose whether you charge-off loans in your other portfolio segments once they are a certain number of days delinquent;

b.	Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised your charge-off policies during the periods presented;

c.	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve;

d.	Disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off; and

e.	Clearly describe how partial charge-offs impact credit loss metrics and trends, especially the coverage ratio.

Response: Our response to this comment correlates to the lettered paragraphs above.

a. All loans in our consumer and other portfolio segments are charged-off once they reach 90 days delinquent. This is the only portfolio segment that the Company charges-off loans solely based on the number of days of delinquency.

b. For real estate mortgage and the commercial loan portfolio segments, the charge-off policy is that a loan is fully or partially charged-off when, based on management’s assessment, it has been determined that it is highly probable that the Company would not collect all principal and interest payments according to the contractual terms of the loan agreement. This assessment is determined based on a detailed review of all substandard and doubtful loans each month. This review considers such criteria as the value of the underlying collateral, financial condition and reputation of the borrower and guarantors and the amount of borrower’s equity in the loan. The Company’s charge-off policy has remained materially unchanged for all periods presented.

c. At times, the Company will charge-off a portion of a nonperforming or impaired loan versus recording a specific reserve. The decision to charge-off a portion of the loan is based on specific facts and circumstances unique to each loan. General criteria considered are: the probability that the Company will foreclose on the property, the value of the underlying collateral compared to the principal amount outstanding on the loan and the personal guarantees associated with the loan.

d. For the period ending December 31, 2010, partial charge-offs were $3,352 on $5,617 of nonperforming loans and $6,220 on $10,499 of impaired loans. Of these amounts charged-off, $3,319 of nonperforming loans and $6,215 of impaired loans were due to the bulk loan sale that occurred on February 8, 2011.

e. Partial charge-offs impact the Company’s credit loss metrics and trends, in particular a reduction in the coverage ratio, by decreasing substandard loan balances, decreasing capital and increasing the historical loss factor used in the calculation of the allowance for doubtful accounts. However, the impact of the historical loss factor on the allowance for loan losses would be slightly offset by the fact that the charge-off reduces the overall loan balance.

We will revise future filings to reflect this information.

Allowance for Loan Losses, page F-7

4.	You disclose that the general component of your allowance for loan losses is based on historical losses adjusted for current factors. Please revise your Management’s Discussion and Analysis section in future filings to provide an enhanced discussion including the following:

a.	Present additional granularity regarding any adjustments made to historical losses;

b.	Quantify the adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for why the adjustments were needed; and

c.	Discuss the amount of the allowance for loan losses that is attributable to these current factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Response:

a-c. To clarify, the Company does not adjust historical losses but rather supplements the historical loss factor based on current factors. These current factors can include any of the following: Changes in volume and severity of past due, special mention, substandard and nonaccrual loans; levels of and trends in charge-offs and recoveries; changes in nature, volume and terms of loans; changes in lending policies and procedures; changes in lending management and quality of loan review; changes in economic and business conditions; changes in underlying collateral values and effects of concentrations.

We will revise future filings to clarify this information further.

5.	You also disclose that actual loss experience is supplemented with other economic factors based on the risks present in each portfolio segment. Please revise your Management’s Discussion and Analysis section in future filings to present additional granularity regarding the supplemental amount of the allowance allocated to each loan segment and discuss any trends related to these amounts.

Response: The other economic factors are based on the risks present in each portfolio and can include the following: Changes in volume and severity of past due, special mention, substandard and nonaccrual loans; levels of and trends in charge-offs and recoveries; changes in nature, volume and terms of loans; changes in lending policies and procedures; changes in lending management and quality of loan review; changes in economic and business conditions; changes in underlying collateral values and effects of concentrations. The overall change of these factors over the past four quarters for the period ending December 31, 2010 was minimal. As of December 31, 2010, the real estate mortgage loans portfolio segment had total qualitative factors of 7.85%, or $2,754; the commercial loans portfolio segment had total qualitative factors of 1.05%, or $297; and the consumer and other loans portfolio segment had total qualitative factors of .95%, or $35. The portfolio segment most impacted was real estate mortgage loans as the factors that were increased were due to changes in volume and severity of past due, special mention substandard and nonaccrual loans as well as levels of and trends in charge-offs and recoveries. These factors were increased largely due to the continuing downturn in the real estate market which has caused continued deterioration in the value of the underlying collateral as well as the local and national economic recessions adversely affecting our clients’ ability to repay their loans. This increase added approximately $80 to the allowance for loan losses, specifically, loans collectively evaluated for impairment at December 31, 2010.

We will revise future filings to reflect this information.

6.	Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Response: The Company’s policy for assessing loans for impairment is the same for all classes of loans and is included in our allowance for loan losses policy. The Company defines an impaired loan when it is probable that the Company will be unable to collect all amounts due, including both principal and interest, according to the contractual terms of the loan agreement. An impairment analysis is performed utilizing the following general factors: substandard or doubtful loan, loan amount greater than $100,000 and the loan is past due 90 days or more. In addition, the Company also considers the following: financial condition of the borrower, the Company’s best estimate of the direction and magnitude of any future changes in the borrower’s financial condition, fair value of collateral if loan is collateral dependent, loan’s observable market price, present value of expected future cash flow and, if a purchased loan, the amount of the remaining unaccreted carrying discount. For loans acquired in the acquisition of ABI, if events occur within the measurement period (i.e., 12 months) that cause a deterioration of the loan that is more than the deterioration estimated at acquisition, we evaluate whether the events and circumstances that existed as of the acquisition date are due to new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in recognition of additional deterioration. If so, the additional deterioration is recorded as additional carrying discount with a corresponding increase to goodwill. If not, the additional deterioration is recorded as additional provision expense with a corresponding increase to the allowance for loan losses. After the measurement period, any additional impairment above the current carrying discount is recorded as additional provision expense with a corresponding increase to the allowance for loan losses.

We will revise future filings to reflect this information.

7.	Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Response: If an impaired loan is on nonaccrual, then recognition of interest income would follow our nonaccrual policy, which is to not accrue interest and account for any interest received on the cash-basis or cost recovery method until qualifying for return to accrual. If an impaired loan is not on nonaccrual, then recognition of interest income would accrue on the unpaid principal balance based on the contractual terms of the loan.

We will revise future filings to reflect this information.

Note 4 – Loans, page F-16

8.	You disclose that as of December 31, 2010, you classified $13.9 million of loans as held for sale and that you charged off $6.8 million to mark them to the lower of cost or fair value. Please address the following:

a.	Provide us an analysis of the loans prior to transferring them to held for sale identifying loans on nonaccrual status, loans that were individually evaluated and measured for impairment, quantifying the amount of the specific allowance allocated to the loans and detailing the quarter(s) in which the specific allowance was recorded.

b.	Please tell us if any of the loans sold were acquired in the ABI acquisition. If so, tell us how your mark compared to the recorded investment and explain any significant differences.

c.	Tell us how the pricing of the loans was determined and provide us an analysis comparing the final price to your recorded investment in the loans, including any specific reserves, prior to transferring them to held for sale.

d.	Please tell us how you considered the valuation information/data points obtained during the loan sale process in determining the allowance for loan losses on the remaining portfolio at December 31, 2010. To the extent possible, quantify how this information impacted your allowance for loan losses at December 31, 2010.

Response: Our response to this comment correlates to the lettered paragraphs above.

a. Please see analysis below:

The total loans held for sale of $13.9 million were made up of loans acquired in the ABI acquisition of $7.1 million and loans originated by The Jacksonville Bank of $6.8 million. Prior to transferring these loans to held for sale, the loans had a carrying balance of $20.8 million, made up of $7.1 million loans acquired in the ABI acquisition and $13.7 million loans originated by The Jacksonville Bank.

Loans held for sale were included in the following categories prior to transferring them to held for sale:

Loans on non-accrual:
Loans acquired from ABI	$1,508
The Jacksonville Bank loans	4,973

Loans deemed impaired	9,560
Quarter specific allowance was allocated:
Fourth quarter 2010	232
Third quarter 2010	6
Second quarter 2010	328
Fourth quarter 2009	364
Third quarter 2009	4

934

There were no loans deemed impaired and no specific allowance related to loans that were acquired in the ABI acquisition.

b. Of the 40 loans sold in our bulk loan sale, 22 of them were acquired in the ABI acquisition. The Company adjusted the initial carrying discount (i.e., mark) by an additional increase to the carrying discount so that the recorded investment less the total mark equaled the fair market value of the loans acquired from ABI. Of the $13.9 million of loans held for sale, $7.1 million were acquired in the ABI acquisition. The loans acquired from ABI were adjusted as part of the initial carrying discount per the guidance in ASC 360-10-45-12.

c. All loans, both legacy Jacksonville Bank and the loans acquired in the ABI acquisition, were priced based on quoted market prices acquired through an auction process (i.e., bulk loan sale). The final price of the loans equaled the recorded investment less the total charge-off’s of $6.8 million taken on the Jacksonville Bank legacy loans and the recorded investment equaled the final price for the loans acquired in the ABI acquisition. The fair value of these loans on the date of acquisition for loans acquired from ABI and as of December 31, 2010 for legacy Company loans was materially close to the actual sales proceeds.

d. In completing our allowance for loan losses for the period ending December 31, 2010, the $6.8 million that was charged-off as a direct result of the Company’s decision to sell the loans was excluded from the historical loss calculation due to the fact that at December 31, 2010, management of the Company did not have the intent to sell additional loans through a bulk loan sale such that the probable incurred losses in the loan portfolio at that date did not include a disposition of the remaining loans through a bulk loan sale. All specific reserves on the loans sold that were taken in the normal course of business were considered in the historical loss calculation.

Troubled Debt Restructurings, page F-21

9.	Please revise future filings and address the following related to your TDRs:

a.	Disclose the amount of TDRs that were on accrual and nonaccrual status at each period end. If you accrue interest on TDRs, please:

•	disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest; and

•

tell us in detail and disclose in future filings how you determine that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.

b.	Disclose your policy for removing loans from a TDR classification.

c.	Tell us whether you modified any loans that were not accounted for as a TDR. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

Response: Our response to this comment correlates to the lettered paragraphs above.

a. There were no TDRs on nonaccrual as of December 31, 2010; therefore, $7,497 of TDRs were accruing interest at December 31, 2010. The key factors the Company considers at the time a loan is restructured to determine whether the loan should accrue interest is if the loan is less than 90 days past due and in compliance with the modified terms of the loan. The Company determines that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms by performing an analysis that documents exactly how the loan is expected to perform under the modified terms.

b. Once loans become a TDR, they remain a TDR until they become collateral impaired, mature or are paid-off in the normal course of business.

c. During the year ended December 31, 2010, the Company had approximately $18.7 million in loans where we allowed customers to make interest only payments for a limited period of time, generally 12 months or less or we extended the loan term by 90 days or less. Due to the borrowers’ ability to repay the loan based on the Company’s underwriting process, these loans were not included as TDRs. In addition, each of these borrowers was not considered to be in financial distress.

We will revise future filings to reflect this information.

10.	Please revise future filings to disclose the information required by ASC 310-10-50-15(c), (1), (2) and (3) for each period for which results of operations are presented.

Response: We will revise future filings to disclose the information required by ASC 310-50-15 (c), (1), (2) and (3) for each period for which results of operations are presented.

11.	Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response: All impaired loans are reviewed on a quarterly basis for changes in the measurement of impairment. For impaired loans measured using the present value of expected cash flows method, any change to the previously recognized impairment loss is recognized as a change in the allowance for loan loss account and recorded in the consolidated statement of operations as a component of the provision for loan losses.

We will revise future filings to disclose this information.

12.	We note that the effective date section of the summary of ASC 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note that you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Response: We will revise future filings to disclose this information.

Item 9A. Controls and Procedures, page 45

13.	We note your disclosure that you evaluated your disclosure controls and procedures “within 90 days preceding the filing of this Annual Report on Form 10-K”. Item 307 of Regulation S-K requires you disclose your conclusions as of the end of the period covered by your report. Considering this guidance, if your conclusion is different, please amend your 10-K accordingly. If your conclusion is not different, please revise future filings to disclose your conclusion as of the end of the period covered by your report.

Response: The conclusion of the Company’s Chief Executive Officer and Chief Financial Officer as of December 31, 2010 was that the Company’s disclosure controls and procedures were effective.

We will revise future filings to reflect this information.

March 31, 2011 Form 10-Q

Note 3 – Loans and Allowance for Loan Losses, page 13

14.	Please reconcile the discount disclosed in the table on the top of page 14 on loans acquired in the ABI acquisition to the accretable yield disclosed on purchase credit impaired as disclosed on page 23. Specifically explain how the discount on all loans acquired can be less than the accretable yield on the purchase credit impaired loans acquired.

Response: The $18,448 total carrying discount as of March 31, 2011 on all loans acquired from ABI does not include the contractual rate of interest that the Company would expect to collect on all loans acquired. Of the $18,448, $11,890 was specifically for loans acquired with deteriorated credit quality. The difference between the $11,890 remaining carrying discount and the balance at March 31, 2011 of $32,931 from the accretable yield table is the remaining contractual interest that the Company expects on the loans acquired with deteriorated credit quality. Generally, this can be demonstrated as the difference between the fair value at acquisition of the remaining loans acquired with deteriorated credit quality and the total cash flows expected to be collected. These amounts were not disclosed in the Form 10-Q for the quarter ended March 31, 2011 as they had not materially changed since they were disclosed in the Form 10-K for the year ended December 31, 2010.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please call me at (904) 421-3051 or fax me at (904) 421-3078.

Sincerely,

/s/ Valerie A. Kendall Valerie A. Kendall
Executive Vice President and Chief Financial Officer